Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, Nabriva Therapeutics plc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Nabriva Therapeutics plc (the Company), effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on July 21, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on August 1, 2023. The Staff determination to delist the Company securities became final on August 1, 2023.